SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-27744

CUSIP Number:  69318P106

NOTIFICATION OF LATE FILING

(Check One):    Form 10-K       Form 11-K      Form 20-F      X Form 10-Q

Form N-SAR

For Period Ended: March 29, 2003

Transition Report on Form 10-K Transition Report on Form 10-Q

Transition Report on Form 20-F Transition Report on Form N-SAR

Transition Report on Form 11-K

For the Transition Period Ended: ___________________________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________________________________

_____________________________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant PCD Inc.

Former name if applicable

_____________________________________________________________________________________________

Address of principal executive office (Street and number)

2 Technology Drive, Centennial Park

City, state and zip code Peabody, MA 01960-7977

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).
4	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On March 21, 2003, PCD Inc. (the "Registrant") and its domestic subsidiary, Wells-CTI, Inc., filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Massachusetts (the "Bankruptcy Court"). Prior to the Chapter 11 filings, the Registrant had entered into definitive agreements to sell the assets of its two business divisions: The Industrial/Avionics Division, headquartered in Peabody, MA, and the Wells-CTI Division, headquartered in Phoenix, AZ. On May 1, 2003, the Bankruptcy Court approved the sale of the Industrial/Avionics Division to Amphenol Corporation for $14 million in cash, plus assumed liabilities, subject to further adjustments after the closing of the acquisition under the agreement between the companies; and the sale of the Wells-CTI Division to UMD Technology for $2.2 million in cash, plus assumed liabilities. The Amphenol transaction was completed on May 1, 2003, and the UMD transaction was completed on May 6, 2003.

Due to the significant burdens involved in completing the bankruptcy motions and sales of the Divisions, to the loss of the majority of the companies' financial and management personnel upon the closing of the transactions, and in part to the unavailability PCD's Corporate Finance Manager, from May 9, 2003 through May 27, 2003, the Registrant will not be able to devote sufficient human resources to complete its quarterly report on Form 10-Q for the fiscal quarter ended March 29, 2003 on a timely basis without unreasonable effort and expense.

Pursuant to Securities Exchange Act Release No. 9660, the Registrant will continue to file, under cover of a Current Report on Form 8-K, its periodic financial reports filed with the Bankrupcty Court, as well as other information concerning developments in its bankruptcy proceedings.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John J. Sheehan, III 978-532-8800

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

x Yes      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

x Yes   No

For the fiscal quarter ended March 29, 2003, the Company expects to report a net loss of approximately $0.7 million as compared to a net loss of $15.8 million for the quarter ended March 30, 2002. The decreased loss for the first quarter of 2003 was primarily due to the absence of goodwill impairment charges of $12.5 million and debt restructuring charges of $3.9 million that were incurred during the first quarter of 2002.

PCD INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
PCD INC.
	By:	/s/ JOHN L. DWIGHT, JR. Name: John L. Dwight, Jr. Title: Chairman of the Board, President, and Chief Executive Officer
Date: May 9, 2003